Exhibit 99.1

NewsRelease
TransCanada Declares Quarterly Dividends
Common Share Dividend Increased by 10.4 Per Cent

CALGARY, Alberta - February 15, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared a quarterly dividend of $0.69 per common share for the quarter ending March 31, 2018 on the Company’s outstanding common shares. The common share dividend is payable on April 30, 2018 to shareholders of record at the close of business on March 29, 2018.

The quarterly amount is equivalent to $2.76 per common share on an annualized basis, an increase of 10.4 per cent. This is the 18th consecutive year the Board has raised the dividend.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding March 29, 2018, payable on March 29, 2018, to shareholders of record at the close of business on February 28, 2018:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.17210959 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.13265753 per share

•	For the period up to but excluding April 30, 2018, payable on April 30, 2018, to shareholders of record at the close of business on April 2, 2018:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.15965753 per share

◦	Series 7 - $0.25 per share

◦	Series 9 - $0.265625 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

The Board also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TransCanada common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to http://www.transcanada.com/drip.html.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2017 Financial Highlights release and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522